UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         BERKSHIRE REALTY COMPANY, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   084710 10 2
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                                 (CUSIP Number)

                              James M. Dubin, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                            New York, New York, 10019
                                 (212) 373-3000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 13, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 250.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 084710 10 2                                         Page 2 of 11 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Aptco Gen-Par, L.L.C.

2         Check the Appropriate Box if a Member of a Group                (a)[ ]
          (See Instructions)                                              (b)[X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          0

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          OO

                                  SCHEDULE 13D

CUSIP No. 084710 10 2                                         Page 2 of 11 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Aptco Holdings, L.L.C.

2         Check the Appropriate Box if a Member of a Group                (a)[ ]
          (See Instructions)                                              (b)[X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          0

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          OO

CUSIP No. 084710 10 2                                         Page 4 of 11 Pages
          -----------

         Aptco Gen-Par, L.L.C. ("Krupp GP"), Aptco Holdings, L.L.C. ("Krupp LP"), The Berkshire Companies Limited Partnership ("BCLP"), KGP-1, Incorporated ("KGP-1"), KGP-2, Incorporated ("KGP-2"), Douglas Krupp and George Krupp (collectively, the "Reporting Parties") hereby amend the report on Schedule 13D filed by the Reporting Parties other than Krupp GP and Krupp LP on March 4, 1999, as amended by Amendment No. 1 thereto dated March 8, 1999, in respect of the common stock, par value $.01 per share, of Berkshire Realty Company, Inc., a Delaware corporation (the "Schedule 13D"), as set forth below.

Item 2.  Identity and Background.

         Item 2 of the Schedule 13D is hereby amended by replacing the first sentence thereof with the following:

         This statement is being filed jointly by Aptco Gen-Par, L.L.C. ("Krupp GP"), Aptco Holdings, L.L.C. ("Krupp LP"), The Berkshire Companies Limited Partnership ("BCLP"), KGP-1, Incorporated ("KGP-1"), KGP-2, Incorporated ("KGP-2"), Douglas Krupp and George Krupp (collectively, the "Reporting Parties"). 1/

         Item 2 of the Schedule 13D is hereby further amended by adding the following paragraphs after the second paragraph thereof:

         As described in Items 3 and 4 below, on April 12, 1999, Berkshire Realty Holdings, L.P., a Delaware limited partnership ("Berkshire Holdings"), was formed for the purpose of entering into a merger agreement with the Company. The general partners of Berkshire Holdings are Krupp GP, WXI/BRH Gen-Par, L.L.C., an affiliate of Whitehall ("WHGP"), and BRE/Berkshire GP L.L.C., an affiliate of Blackstone ("Blackstone GP"). The limited partners of Berkshire Holdings are Krupp LP, Whitehall, certain entities affiliated with GS&Co. (as defined in Item 5) and GS Group (as defined in Item 5) (the "GS Affiliates") and BRE/Berkshire LP L.L.C., an affiliate of Blackstone ("Blackstone L.P."). As previously disclosed, Whitehall, Blackstone and certain of the Krupp Affiliates had formed Aptco for the purpose of making a merger proposal for the acquisition of Berkshire and related transactions. The partners of Berkshire Holdings have formed Berkshire Holdings for the purpose of consummating the transactions contemplated by the merger agreement described below. As a result, Berkshire Holdings and its affiliates, rather than Aptco, will consummate the transactions described herein.

         As a result of the formation of Berkshire Holdings, the partners of Berkshire Holdings, including WHGP, the GS Affiliates, Blackstone GP and Blackstone LP be deemed to have joined the "group" (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) that may have been deemed to have

-------------------
1/ Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Parties constitute a "person" for any purpose other than Section 13(d) of the Exchange Act (as defined below).

CUSIP No. 084710 10 2                                         Page 5 of 11 Pages
          -----------

been formed by the Reporting Parties, Whitehall and Blackstone. 2/ Pursuant to Rule 13d-1(k)(2), the Reporting Parties are filing on their own behalf, and not on behalf of any of any other person.

         Item 2 of the Schedule 13D is hereby further amended by adding the following paragraphs immediately prior to the last paragraph thereof:

         Set forth below is certain information concerning Krupp GP and Krupp
LP:

         Aptco Gen-Par, L.L.C.
         ---------------------

         Krupp GP is a Delaware limited liability company whose principal business is serving as a general partner of Berkshire Holdings. The sole member of Krupp GP is Krupp LP. The principal office and place of business of Krupp GP is One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

         Aptco Holdings, L.L.C.
         ----------------------

         Krupp LP is a Delaware limited liability company whose principal business is serving as a limited partner of Berkshire Holdings. The sole member of Krupp LP is BCLP. The principal office and place of business of Krupp LP is One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

         Whitehall and Blackstone have provided the Reporting Parties with the following information in respect of WHGP, Blackstone GP and Blackstone LP:

         WXI/BRH Gen-Par, L.L.C.

         WHGP is a Delaware limited liability company formed in connection with the transactions described in Item 4. The business address of WHGP is 85 Broad Street, New York, NY 10004.

         BRE/Berkshire GP L.L.C.

         Blackstone GP is a Delaware limited liability company formed in connection with the transactions that are the subject of this Schedule 13D. The business address of Blackstone GP is 345 Park Avenue, New York, NY 10154.

         BRE/Berkshire LP L.L.C.

         Blackstone LP is a Delaware limited liability company formed in connection with the transactions that are the subject of this Schedule 13D. The business address of Blackstone GP is 345 Park Avenue, New York, NY 10154.


-----------------
2/ Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Parties together with Whitehall, WHGP, the GS Affiliates, Blackstone, Blackstone GP and Blackstone LP constitute a "person" or "group" for any purpose other than what they may be deemed to constitute under Section 13(d) of the Exchange Act.

CUSIP No. 084710 10 2                                         Page 6 of 11 Pages
          -----------

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

         Berkshire Holdings was formed on April 12, 1999 in connection with the transactions that are the subject of this Schedule 13D. Pursuant to the terms of the Agreement of Limited Partnership of Berkshire Holdings, dated as of April 13, 1999 (the "Partnership Agreement") (attached hereto as Exhibit 8) the partners of Berkshire Holdings have agreed to contribute to Berkshire Holdings up to an aggregate of $316,349,295 in equity capital (as such amount may be reduced (i) to the extent the cash portion of the aggregate merger consideration is reduced as a result of OP Unitholders electing to convert their OP Units into interests in Berkshire Holdings rather than cash and (ii) to take into account the amount of debt financing obtained with respect to the transactions described herein). The Partnership Agreement provides that (i) Krupp GP and Krupp LP (acting together) will contribute to Berkshire Holdings at least 5,416,000 shares of Common Stock and/or OP Units currently owned by the Reporting Parties (having an aggregate value of $66,349,295, or $12.25 per share of Common Stock or OP Unit) and (ii) each of Whitehall and WHGP (acting together) and Blackstone GP and Blackstone LP (acting together) will contribute up to $125,000,000 in cash (as such amount may be reduced (i) to the extent the cash portion of the aggregate merger consideration is reduced as a result of OP Unitholders electing to convert their OP Units into interests in Berkshire Holdings rather than cash and (ii) to take into account the amount of debt financing obtained with respect to the transactions described herein).

         The partners of Berkshire Holdings expect to finance the transactions proposed herein with their equity contributions and with debt financing. The Commitment Letter has expired in accordance with its terms. However, the partners of Berkshire Holdings have had preliminary discussions with a mortgage broker regarding a financing of a substantial portion of the properties of the Company by the Federal Home Loan Mortgage Corporation ("Freddie Mac") and plan to continue to pursue such Freddie Mac financing with a view toward implementing such financing concurrently with the closing of the transactions described herein. Krupp GP, acting alone, has the authority to implement Freddie Mac financing which meets certain parameters, as set forth in the Partnership Agreement. In the event that Krupp GP is not able to obtain the Freddie Mac financing within such parameters, WHGP and Blackstone GP, acting together, have the authority to obtain alternative financing, subject to the terms of the Partnership Agreement. Each of Whitehall and Blackstone has severally agreed, pursuant to and subject to the terms of a letter, dated April 13, 1999, between Berkshire Holdings, Whitehall and Blackstone (the "Second Commitment Letter") (attached hereto as Exhibit 9), to provide to Berkshire Holdings 50% of an aggregate amount of financing of up to $755 million, but in any case not to exceed 75.5% of the Transaction Value (as defined in the Second Commitment Letter).

         The information set forth in response to this Item 3 is qualified in its entirety by reference to the Partnership Agreement, the Second Commitment Letter and the Letter Agreement (as defined below) which are expressly incorporated herein by reference.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

         On April 13, 1999, Berkshire Holdings and BRI Acquisition, LLC, a wholly owned subsidiary of Berkshire Holdings, entered into an Agreement and Plan of Merger, dated as of April 13, 1999, with the Company (the "Merger Agreement") (attached hereto as Exhibit 10) pursuant to which, on the terms and subject to the

CUSIP No. 084710 10 2                                         Page 7 of 11 Pages
          -----------

conditions set forth therein, among other things, BRI Acquisition, LLC would be merged with and into the Company (provided that, at the option of Berkshire Holdings after certain conditions are met, the Company would be merged with and into Berkshire Holdings) and the stockholders of the Company (other than Berkshire Holdings, its subsidiaries, the Company and stockholders who properly exercise dissenters' rights under Delaware law) would receive in cash $12.25 per share of Common Stock.

         On April 13, 1999, Berkshire Holdings and BRI Acquisition Sub, LP, a wholly owned subsidiary of Berkshire Holdings, entered into an Agreement and Plan of Merger, dated as of April 13, 1999, with BRI OP (the "OP Merger Agreement") (attached hereto as Exhibit 11) pursuant to which, on the terms and subject to the conditions set forth therein, among other things, BRI Acquisition Sub, LP would be merged with and into BRI OP and holders of outstanding OP Units (other than Berkshire Holdings, the Company or the general partner of BRI OP) would, at their election, be entitled to receive one of the following forms of consideration in respect of each of their outstanding OP Units: (i) one Class A Preferred Unit (as defined in the Partnership Agreement) of Berkshire Holdings,
(ii) one Class B Unit (as defined in the Partnership Agreement) of Berkshire Holdings, or (iii) $12.25 in cash.

         To secure certain of its obligations under the Merger Agreement, Berkshire Holdings has entered into an Escrow Agreement, dated as of April 13, 1999 (the "Escrow Agreement") (attached hereto as Exhibit 12) with the Company, BRI OP and American Stock Transfer and Trust Company (the "Escrow Agent") pursuant to which Berkshire Holdings has deposited a letter of credit (the "Letter of Credit") (attached hereto as Exhibit 13) in favor of the Escrow Agent which, subject to the terms of the Merger Agreement and the Escrow Agreement, may be drawn upon at the direction of the Company to satisfy the obligation of Berkshire Holdings and BRI Acquisition, LLC to pay certain amounts to Berkshire if the Merger Agreement is terminated in certain circumstances. In addition, the partners of Berkshire Holdings have entered into an agreement (the "Letter Agreement") (attached hereto as Exhibit 14), dated as of April 13, 1999, governing certain matters relating to the Partnership Agreement and the transactions described herein.

         The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement and the OP Merger Agreement, which are expressly incorporated herein by reference.

Item 5.  Interests in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

         As of April 15, 1999, none of the Reporting Parties or, to the knowledge of any of the Reporting Parties, David Quade beneficially owns shares of any class of capital stock of the Company other than as set forth in this
Item 5. The Reporting Parties have been advised by Whitehall and Blackstone that as of April 15, 1999, none of WHGP, the GS Affiliates, Blackstone GP or Blackstone LP beneficially owns shares of any class of capital stock of the Company.

         None of the Reporting Parties or, to the knowledge of any of the Reporting Parties, David Quade has effected any transactions in the Common Stock during the 60 day period ending on April 15, 1999. The Reporting Parties have been advised by Whitehall and Blackstone that none of WHGP, the GS Affiliates, Blackstone GP or Blackstone LP has effected any transactions in the Common Stock during the 60 day period ending on April 15, 1999.

CUSIP No. 084710 10 2                                         Page 8 of 11 Pages
          -----------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities.

         Item 6 of the Schedule 13D is hereby amended by replacing the last paragraph thereof with the following paragraphs:

         On April 13, 1999, Douglas S. Krupp entered into a voting agreement (the "Voting Agreement") (attached hereto as Exhibit 15) with the Company and BRI OP, pursuant to which Douglas S. Krupp has agreed to, and to cause persons or entities affiliated with him to, (i) vote the Common Stock which they own in favor of adoption of the Merger Agreement and approval of the transactions contemplated thereby and (ii) vote the OP Units which they own in favor of adoption of the OP Merger Agreement and the approval of the transactions contemplated thereby.

         The information set forth in response to this Item 6 is qualified in its entirety by reference to the Voting Agreement, which is expressly incorporated herein by reference.

         Except as disclosed in Items 3, 4 and 5 above and in this Item 6, and except for (a) the Joint Filing Agreement, dated February 22, 1999, among BCLP, KGP-1, KGP-2, Douglas Krupp and George Krupp (attached hereto as Exhibit 4), (b) the Power of Attorney of George Krupp dated February 22, 1999 (attached hereto as Exhibit 5) and (c) the Joint Filing Agreement, dated April 15, 1999, among the Reporting Parties (attached hereto as Exhibit 16), none of the Reporting Parties or, to the knowledge of the Reporting Parties, David Quade is a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder|s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         The Exhibit Index incorporated by reference in Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:


           8. Agreement of Limited Partnership of Berkshire Realty Holdings, L.P., dated as of April 13, 1999, among Krupp GP, Krupp LP, Whitehall, WHGP, the GS Affiliates, Blackstone GP, Blackstone LP and, for the purposes of
                               Section 4.4(c) only, BCLP.

           9.                  Commitment Letter, dated April 13,
                               1999, among Berkshire Holdings,
                               Whitehall and Blackstone.

          10. Agreement and Plan of Merger, dated as of April 13, 1999, among Berkshire
                               Holdings, BRI Acquisition, LLC
                               and the Company.

          11. Agreement and Plan of Merger, dated as of April 13, 1999, among Berkshire Holdings, BRI Acquisition Sub, LP, Berkshire Apartments, Inc. and BRI OP.

CUSIP No. 084710 10 2                                         Page 9 of 11 Pages
          -----------

          12. Escrow Agreement, dated as of April 13, 1999, among the Company, BRI OP,
                               Berkshire Holdings and the Escrow
                               Agent.

          13. Letter of Credit, dated April 13, 1999, deposited by Berkshire Holdings in favor of the Escrow Agent.

          14. Letter Agreement, dated as of April 13, 1999, among the partners of Berkshire Holdings.

          15. Voting Agreement, dated as of April 13, 1999, among Douglas S. Krupp, the
                               Company and BRI OP.

          16. Joint Filing Agreement, dated April 15, 1999, among the Reporting Parties.

CUSIP No. 084710 10 2                                        Page 10 of 11 Pages
          -----------

                                   Signatures

         After reasonable inquiry and to the best of the undersigned|s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 1999

                               APTCO GEN-PAR, L.L.C.

                               By: /s/ Douglas Krupp
                                   -----------------
                                   Name: Douglas Krupp
                                   Title: Authorized Signatory


                               APTCO HOLDINGS, L.L.C.

                               By: /s/ Douglas Krupp
                                   -----------------
                                   Name: Douglas Krupp
                                   Title: Authorized Signatory


                               THE BERKSHIRE COMPANIES LIMITED PARTNERSHIP

                               By: KGP-1, INCORPORATED,
                                     its General Partner

                                   By: /s/ Douglas Krupp
                                       -----------------
                                       Name: Douglas Krupp
                                       Title: President


                               KGP-1, INCORPORATED

                               By: /s/ Douglas Krupp
                                   -----------------
                                   Name: Douglas Krupp
                                   Title: President


                               KGP-2, INCORPORATED

                               By: /s/ Douglas Krupp
                                   -----------------
                                   Name: Douglas Krupp
                                   Title: President

CUSIP No. 084710 10 2                                        Page 11 of 11 Pages
          -----------

                                   /s/ Douglas Krupp
                                   -----------------
                                   Douglas Krupp

                                           *
                                   -----------------
                                   George Krupp


                              *By: /s/ Douglas Krupp
                                   -----------------
                                   Name: Douglas Krupp
                                   Title: Attorney-in-fact